EXHIBIT 4.1
INREIT REAL ESTATE INVESTMENT TRUST
DECLARATION OF TRUST
          INREIT Real Estate Investment Trust (“INREIT” or the “Trust”) is a registered, but unincorporated business trust in North Dakota pursuant to Titles 10, 47, 59, and Chapter 30.1-32 of the North Dakota Century Code. The Trust intends to qualify as a real estate investment trust (“REIT”) for federal income tax purposes. INREIT Management, LLC is the advisor and trustor of the Trust (the “Advisor” or “Trustor”), and the individuals who have each separately signed and executed this Declaration of Trust at the end hereof shall act and are hereby identified as the Trustees and shall for all Trust purposes be at all times hereinafter identified and known as either “Trustees” or “Board of Trustees.” Investors who purchase and pay for transferable Shares of Beneficial Interest will sometimes hereinafter be identified as “Investor,” “Shareholder,” “Share Owners,” “Shareholders,” and/or “Beneficiaries.”
          This REIT will acquire eligible real estate and hold, manage, administer, control and invest or dispose of said real estate by the Trustees empowered to do so for the benefit and profit of any person who may become a Share Owner by purchasing shares which are the equivalent of transferable Shares of Beneficial Interest (the “Shares”) in this REIT.
          This REIT shall have the following powers as conferred by North Dakota law:
1.	Unless the Declaration of Trust provides otherwise, have perpetual existence unaffected by any rule against perpetuities.

2.	Sue, be sued, complain, and defend in all courts.

3.	Transact its business, carry on its operations, and exercise the powers granted by this title in any state, territory, district, or possession of the United States and in any foreign country.

4.	Make contracts, incur liabilities, and borrow money.

5.	Sell, mortgage, lease, pledge, exchange, convey, transfer, and otherwise dispose of all or any part of its assets.

6.	Issue bonds, notes, and other obligations and secure them by mortgage or deed of trust of all or any part of its assets.

7.	Acquire by purchase or in any other manner and take, receive, own, hold title in the name of the Trust, use, employ, improve, encumber, and otherwise deal with any interest in real and personal property, wherever located.

8.	Purchase, take, receive, subscribe for, or otherwise acquire, own, hold, vote, use, employ, sell, mortgage, loan, pledge, or otherwise dispose of and deal in and with:
i.	Securities, shares, and other interests in any obligations of domestic and foreign corporations, other real estate investment trust, associations, partnerships, and individuals; and

ii.	Direct and indirect obligations of the United States, any other government, state, territory, government district, and municipality, and any instrumentality of them.
9.	Elect or appoint trustees, officers, and agents of the trust for the period of time the Declaration of Trust provide, define their duties, and determine their compensation.

10.	Adopt and implement employee and officer benefit plans.

11.	Exercise these powers, including the power to take, hold, and dispose of the title to property in the name of the Trust or in the name of its Trustees, without the filing of any bond.

12.	Generally exercise the powers set forth in its Declaration of Trust which are not inconsistent with law and are appropriate to promote and attain the purposes set forth in its Declaration of Trust.

          The Trust intends to invest in permissible properties and hold at least seventy-five percent (75%) of the value of its assets in real estate assets, government securities, cash and cash items, including receivables. The Trust intends to invest in properties irrespective of their location as long as permitted by local law, which is intended to include commercial properties, multi-family dwellings, to include apartment buildings, and such properties as acquired may be purchased for cash or with mortgage financing or leverage.
          The Trustor hereby designates the following named persons as the original Board of Trustees and beneficiaries under this Trust and specifies the Shares that each is to receive upon the payment of the required consideration by them as being:
Peggy J. Becker
Thomas I. Strinden, M.D.
Randy I. Westby
Lawrence R. (Larry) O’Callaghan
David Laske
Earl Strinden
Vernon Owan
Tim Hunt
John Botsford
Philip Gisi
          The Trustees shall serve annual terms. The number of Trustees may be increased or decreased by a majority of the Trustees, but shall be no fewer than seven (7) or more than twelve (12) at any time.
          Within the above limits, the number of Trustees may be changed from time to time by a majority vote of the Trustees then in office. Vacancies resulting from the death, resignation or incompetence of a Trustee, when any are so created, or created by an increase in the number of Trustees, may be filled by appointment by a majority of the then remaining Trustees. Trustees may be removed by the affirmative vote of a majority of the outstanding Shares entitled to vote; any vacancies so created may be filled by the Shareholders, and if not done so within thirty (30) days of removal, then by appointment by a majority of the remaining Trustees.
          The Trustees also are empowered to select a registered agent, appoint committees, including an executive committee, or to authorize any one or more Trustees, officers, agents, committees of Trustees or the Trustor to exercise such powers of the Trustees as do not require a vote of the majority of the Trustees.
          It is expressly agreed and understood that Trustor may designate itself as beneficiary entitled to purchase Shares when paid for by Trust hereunder.
          The total number of Shares representing the entire beneficial interest in this REIT as described herein shall be one million (1,000,000) and the certificates to be issued by the Trustees in accordance with the terms and conditions of the Trust shall relate to all one million (1,000,000) Shares. An arbitrary initial price has been established at $10.00 per Share and shall be adjusted at the sole discretion of the Trustees from time to time.
          The Shares of the Trust are of one class without par value. All Shares participate equally in dividends and distributions when and as declared by the Trustees and in net assets upon liquidation. The Shares offered hereby will be fully paid and non-assessable by the Trust upon issuance and will have no preference, conversion, exchange, preemptive or redemption rights other than disclosed in the Prospectus. Special meetings may be called by the Chairman of the Trustees or by a majority of the Trustees or upon written request of the Shareholders holding not less than ten percent (10%) of the issued and outstanding Shares. At any meeting a Shareholder is entitled to one vote for each Share owned upon all matters submitted to the Shareholders for a vote.
          The Shares are transferable in the same manner as are share of a North Dakota business corporation and shall be subject to the same rights, privileges, obligations, and duties as are shares of common capital stock of a North Dakota domestic business corporation formed under Chapter 10-19.1 of the North Dakota Century Code to every reasonable and practicable extent.
          With respect to the election of Trustees, the Shares shall not have cumulative voting rights.
          It is further expressly agreed and understood that any of the foregoing Beneficiaries may sell, transfer, assign, or give Shares he, she or it may hold, and this power and right may also be exercised by subsequent Beneficiaries, and the Trustees agree to issue certificates reflecting all such transactions as they occur.
          It is understood and agreed between the parties hereto, and by the Investors, Beneficiaries or any other person or persons who may become entitled to any interest under this REIT, that the interest of any Beneficiary hereunder shall consist solely of a power of direction to deal with the title to said property and to assign management and control of said Trust property to its lawfully elected and/or appointed Board of Trustees as hereinafter provided, and the right to receive the proceeds from rental and from mortgages, sales or other disposition of said premises, and that such right in the proceeds of said property shall be deemed to be personal property and may be readily assigned and freely transferred a such; that in case of the death of any Beneficiary hereunder during the existence of this Trust, his, her or their rights and interests hereunder, shall, except as herein otherwise specifically provided, pass to his, her or their personal representatives and not to his, her or their heir-at-law; and that no beneficiary now has, and that no beneficiary hereunder at any time shall have, any right, title or interest in or to any portion of said real estate as such, either legal or equitable, but only a beneficial interest in the earnings, profits, and proceeds as aforesaid. The death of any Beneficiary hereunder shall not terminate the Trust nor in any manner affect the powers of the Trustees hereunder. No assignment of any beneficial interest hereunder shall be binding on the Trustees until the original of a valid and previously authenticated duplicate thereof shall be filed with and accepted by the Trustees and all assignments not filed with and accepted by the Trustees shall be void as to all subsequent assignees or purchasers without notice.
          This agreement shall be construed as not imposing any direct obligation on the Trustees but rather upon the Advisor to file any and all income, profit or other tax reports or schedules, it being expressly understood that the Beneficiaries from time to time will individually also make their required reports and pay any and all taxes required with respect to the earnings, rents, avails, and proceeds of said real estate or growing out of their interest under this trust agreement, similar to the Investor/Beneficiaries.
Specific Trust Provisions and Conditions
          This Declaration of Trust governs its operations, and it has been reviewed and unanimously approved by the Trustees as is evidenced by their attesting thereto with and affixing their signatures thereon.
          Registered Office and Agent. This REIT will not engage in any business until it has established a registered office and registered agent for service of process as follows:
a.	A registered office, which need not be the same as the principal place of business or the principal executive office of the REIT.

b.	An agent for service of process on the REIT. The agent must be an individual resident of this state, a domestic corporation, a domestic limited liability company, a foreign corporation, or a foreign limited liability company authorized to do business in this state.
          This REIT shall also register with the North Dakota Secretary of State by submitting an application signed by one of the Trustees so as to comply with Title 10 of the North Dakota Century Code relating to real estate investment trusts.
          Shareholder Meetings. Annual meetings will be held by May 31 each year immediately following the close of the last calendar. The Trust may provide a proxy statement in connection with the annual meeting. Special meetings may be called by Shareholders, holding in the aggregate, ten percent

(10%) or more of the outstanding shares.
          Reports to Shareholders. No later than 120 days following the close of the last calendar year, but at least fifteen (15) days before the annual meeting of Shareholders, an annual report of the Trust will be provided to Shareholders. The annual report will contain a balance sheet, income statement, statement of changes in Shareholders’ equity and a statement of cash flows audited by independent certified public accountants. The annual report will also include information with respect to (i) fees and all other compensation paid to the Trustees, the Trustor or their affiliates during the year, and (ii) all material terms and circumstances of transactions during the year involving the Trust and the Trustees, the Trustor or their affiliates. Independent Trustees will examine and comment in the report as to the fairness of any such transactions. The Shareholders will also be provided (i) annual reports in such form as the Trustees deem appropriate, and (ii) acquisition reports for each property acquired.
          Transactions with Affiliates. The Trustees occupy a fiduciary relationship with respect to transactions entered into with the Trust. The Trust will not engage in transactions with any Trustee, officer, sponsor, Trustor, or any affiliates of such persons, except to the extent that each such transaction has, after disclosure of such affiliation, been approved by the affirmative vote of a majority of the Independent Trustees not affiliated with a person who is a party to the transaction, and: (1) The transaction is fair and reasonable to the Trust and its Shareholders; (2) The terms of such transaction are at least as favorable as the terms of any comparable transaction made on an arms length basis and known to the Trustees; (3) The total consideration is not in excess of the value of the property being acquired, if an acquisition is involved, as determined by the Board of Trustees; (4) Payments to the Trustor, its affiliates and the Trustees for services rendered in a capacity other than that as Trustor or Trustee may only be made upon a determination by the Independent Trustees that: (a) The compensation is not in excess of their compensation paid for any comparable services; and (b) The compensation is not greater than the charges for comparable services available from others who are competent and not affiliated with any of the parties involved. In addition, the following limitations shall apply:
          A. The Trust shall not purchase property from the Sponsor, Trustor, any Trustee or affiliates thereof unless a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and at a price to the Trust no greater than the purchase price or development cost of the asset to such Sponsor, Trustor, Trustee or Affiliate thereof, or if the price to the Trust is in excess of such value as determined by the Board of Trustees, that substantial justification for such excess exists and such excess is reasonable.
          B. The Trust shall not sell property to a Sponsor, Trustor, any Trustee or affiliates thereof, without the approval of a majority of the Trustees (including a majority of the Independent Trustees).
          C. The Trust may obtain loans from a Sponsor, Trustor, any Trustee or affiliates thereof, with the approval of a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as long as they approve the transaction as being fair competitive, and commercially reasonable and no less favorable to the Trust than loans between unaffiliated enders and borrows under the same circumstances.
          D. The Trust will not invest in joint ventures with a Sponsor, Trustor, any Trustee, or affiliates thereof, unless a majority of Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction approve the transaction as being fair and reasonable to the Trust and as being substantially the same terms and conditions as those received by the other joint venturers.
          E. When a Sponsor, Trustor, any Trustee or affiliates thereof have sponsored other investment programs with similar investment objectives which have investment funds available at the same time as the Trust’s the Trust’s Prospectus shall describe a reasonable method by which properties are allocated to the competing entities. It shall be the duty of the Trustees (including the Independent Trustees) to assure such method is applied fairly to the Trust.

          F. All other transactions between the Trust and a Sponsor, Trustor, any Trustee or affiliates thereof, shall require approval by a majority of the Trustees (including a majority of the Independent Trustees) not otherwise interested in such transaction as being fair and reasonable to the Trust and on the terms and conditions not less favorable to the Trust than those available from unaffiliated third parties.
          Investment and other restrictions. The trust will not engage in any of the following investment practices or activities:
(1)	invest in commodities or commodity future contracts;

(2)	invest more than ten percent (10%) of its total assets in unimproved real property or indebtedness secured by a real estate mortgage loan on unimproved real property; “unimproved property” means property which has the following characteristics (i) an equity interest in property which was not acquired for the purpose of producing rental or other operating income; (ii) has no development or construction in process on such land, and (iii) no development or construction on such land is planned in good faith to commence within one year;

(3)	engage in any short sale;

(4)	borrow on an unsecured basis if such borrowings result in an asset coverage of less than three hundred percent (300%); “asset coverage” means the ratio which the value of the total assets of the Trust, less all liabilities and indebtedness except indebtedness for unsecured borrowings, reserve for depreciation and amortization, bears to the aggregate amount of all unsecured borrowings of the Trust;

(5)	engage in trading as compared with investment activities;

(6)	acquire securities in any company holding investments or engaging in activities prohibited by these restrictions;

(7)	engage in underwriting or the agency distribution of securities issued by others;

(8)	issue equity securities redeemable at the option of the holder;

(9)	issue debt securities unless the historical debt service coverage (in the most recent completed fiscal year) as adjusted for known changes is sufficient to properly service the higher level of debt; or

(10)	incur any indebtedness which would result in an aggregate amount of indebtedness in excess of three hundred percent (300%) of the Trust’s adjusted net worth. “Adjusted net worth” means the amount obtained by subtracting the Trust’s total liabilities from its total assets as adjusted, but not to include its reserve for depreciation and amortization, and based on figures shown on the Trust’s books in accordance with generally accepted accounting principles. The aggregate borrowings, if any, of the trust, secured and unsecured, shall be reasonable in relation to the net assets of the Trust and shall be reviewed by the Trustees at least annually.
          Limited Liability of Trustees. Trustees and affiliates shall have no liability for any loss suffered by the Trust which arises from the action or inaction of them if they, in good faith determined that their conduct was in the best interest of the Trust and such conduct did not constitute gross negligence or misconduct.
          Responsibility of Trustees, Officers, and Agents. No trustee, officer or agent of the Trust is liable to the Trust or to a Shareholder, nor is any Trustee, officer or agent liable to any third persons in connection with the affairs of the Trust, except as such liability may arise from his, her or its own bad faith, willful misfeasance, gross negligence, or reckless disregard of his, her or its duties or failure to have acted in good faith in the reasonable belief that his, her or its action was in the best interest of the Trust. It also provides that all third persons shall look solely to the Trust property for satisfaction of claims arising in connection with the affairs of the Trust. With the exceptions stated, a trustee, officer or agent is entitled to be indemnified against all liability in connection with the affairs of the trust, as is more fully described below.
          Indemnification of Trustees and Affiliates. The Trust shall indemnify the Trustees and affiliates with respect to actions, suits or proceedings or against whom a claim or liability is asserted by reason that he was or is a Trustee or affiliate. However, indemnification by the Trust will be provided only if all of the following are met:

(1)	The Trustee has determined, in good faith, that the course of conduct which caused the loss or liability was in the best interests of the Trust;

(2)	Such liability or loss was not the result of negligence or misconduct by the Trustee or affiliates; and

(3)	Such identification or agreement to hold harmless is recoverable only out of the assets of the Trust and not from the Shareholders. Indemnification will not be allowed for any liability imposed by judgment, and costs associated therewith, including attorney’s fees, arising form or out of a violation of state or federal securities laws associated with the offer and sale of Shares. Indemnification will be allowed for settlements and related expenses of lawsuits alleging securities law violations, and for expenses incurred in successfully defending such lawsuits, provided that a court either: (a) approves the settlement and finds that indemnification of the settlement and related costs should be made; or (b) approves indemnification of litigation costs if a successful defense is made. Any agreement of the Trust providing indemnification of a Trustee or affiliate must be approved by a majority of the Trustees (including a majority of Independent Trustees) not otherwise interested therein as being fair and reasonable to the Trust. In the opinion of the Securities and Exchange Commission, indemnification for liabilities arising out of the Securities Act of 1933 is against public policy and therefore unenforceable.
          Limits on Shareholder Liability. Shareholders shall not be subject to any personal liability for the acts or obligations of the Trust and every written agreement, obligation, instrument or undertaking made by the Trust shall contain a provision to the effect that the Shareholders are not personally liable thereunder. It is the understanding of the Trustees that no personal liability will attach to the Shareholders under any undertaking containing such provision when adequate notice of such provision is given, except possibly in a few jurisdictions. With respect to all types of claims in the latter jurisdictions and with respect to tort claims, contract claims where the provision referred to is omitted from the undertaking, claims for taxes and certain statutory liabilities in other jurisdictions, a Shareholder may be held personally liable to the extent that claims are not satisfied by the Trust. However, upon payment of any such liability the Shareholder will be entitled to reimbursement from the general assets of the Trust. The Trust intends to carry insurance which the Trustees consider adequate to cover any foreseeable tort claims. The Trustees intend to conduct the operations of the Trust, with the advice of counsel, in such a way as to avoid, as far as possible, ultimate liability of the Shareholders for liabilities of the Trust.
          Possible Shareholder Liability. The Trust is a registered, but incorporated business trust organized under North Dakota law. No individual Shareholder is to be personally liable as such for any liabilities, debts, or obligations of, or claim against, the REIT wherever arising, and whether arising before or after such Shareowner became the owner or holder of shares thereof. No Shareholder shall be held to any personal liability whatsoever in connection with the affairs of the Trust, and that all persons shall look solely to the Trust estate for satisfaction of claims of any nature and that the trust shall be solely liable therefore and resort shall be had solely to the Trust estate for the payment. In respect to tort claims, contract claims where Shareholder liability is not negated, claims for taxes and certain statutory liabilities, it is possible that Shareholder may, in jurisdictions other than North Dakota, be held personally liable to the extent that such claims are not satisfied by the Trust. In any such event, however, the Shareholder would be entitled to reimbursement (and indemnity) from the general assets of the Trust. Under the terms of the Declaration of Trust, the Shares being offered hereby will not be subject to further calls or assessments by the Trust. All agreements of the Trust expressly will include a provision that Shareholders have no personal liability thereunder. The Trust does not believe that Shareholders are exposed to any significant risk, however, because (i) the Trust’s assets are expected to be adequate to meet its obligations, (ii) all contract claims will be negated as described in the preceding sentence, (iii) Trust mortgages, if any, will be non-recourse; and (iv) the Trust will carry insurance which the Trust considers adequate to cover property tort claims. In addition, if the Trust or its counsel believe there is a question of liability in any state where the Trust may acquire property, the Trust will likely acquire such property through a wholly-owned real estate investment trust subsidiary corporation or limited liability company, and this would further limit or eliminate any such possible Shareholder liability.
          Limit on the Amount of Shares Owned. One Shareholder may not, after an initial public offering of Shares, own in excess of 9.8% of the outstanding Shares. The Trustee may prohibit transfer of and Shares that would violate this provision, and/or redeem offending Shares following the redemption provisions next described. The Trustees may, in their discretion, issue Shares and other securities for cash, property or other consideration on such terms as they may deem advisable. The Trustees are not authorized to issue more than one class of equity securities, which are herewith designated Shares.
          Certain Transfer Restrictions-Redemptions. For the Trust to qualify as a REIT under the Internal Revenue Code in any taxable year, not more than fifty percent (50%) of its outstanding shares may be owned directly or indirectly by five or fewer individuals (determined with the application of certain attribution rules) at any time during the last half of any taxable year. In order that the Trust will meet these requirements and to preserve the Trust’s tax status as a REIT, the Trustees have the power under the Trust’s Declaration of Trust to prohibit the transfer of and/or redeem a sufficient number of Shares selected in a manner deemed appropriate by the Trustees to maintain or bring the ownership of Shares into conformity with such requirements. The redemption price will be the fair market value as reflected in the latest market quotations, or, if no quotations are available, as determined in good faith by the Trustees. The holder of Shares called for redemption shall cease to be entitled to distributions, voting rights and other benefits with respect to such Shares except the right to the payment of the purchase price for the Shares. The effect of these requirements is to limit ownership of the Shares by each of the five largest Share holders to no more than 9.8% of the outstanding Shares per holder including certain family members and other persons under applicable Code attribution provisions. To prevent the establishment and maintenance of small Shareholder accounts that would be uneconomical for the Trust to service and maintain, the Trustees may restrict transfers into (following the transfer prohibition and redemption provisions above described) or redeem Shares held in small lot (initially one hundred Shares or less) and fractional share accounts.
          Amendment and Reorganization. This Declaration of Trust may be amended or altered (except as to the limitations of personal liability of Shareholders and Trustees and the prohibition of assessments upon Shareholders) by the affirmative vote of the holders of a majority of the outstanding Shares or by written instrument signed by a majority of the Trustees and the holders of a majority of outstanding Shares.
          Duration of Trust. The Trust shall have a perpetual existence, unless sooner terminated by a two-thirds (2/3) majority vote of the then outstanding Shares, with or without the necessity for concurrence by the Trustees. Prior to liquidation, the Trustees will begin an orderly process to sell the Trust’s properties and distribute the sale proceeds (after provision for payment of the Trust’s liabilities) to Shareholders on a time schedule and in a manner that, in the Trustee’s business judgment will provide the best return to the Shareholders. In all events, this Trust shall terminate when and if required in accordance with North Dakota law and shall be unaffected by any rule against perpetuities.
          Shareholders may then, without the necessity for concurrence by the Trustees at any time, by a vote of Shareholders holding at least a two-thirds (2/3) majority vote of the then outstanding Shares, with or without the necessity for concurrence by the Trustees, elect to terminate the Trust and direct the Trustees to wind up and settle the Trust’s affairs, liquidate the Trust’s assets and distribute the net proceeds to the Shareholders of record and remove the Trustees.
          Amendments. The Declaration of Trust may be amended by an affirmative vote of Shareholders holding a majority of the outstanding Shares. In addition, a majority of the Trustees (including a majority of the Independent Trustees) may, without the approval of the Shareholders, adopt an amendment to the Declaration of Trust which the Trustees determine in good faith to be necessary to conform to the requirements of the federal tax law provisions for REITs, or any requirements imposed by any state securities regulator and any other applicable laws or regulations. The Trustees may not, without the concurrence of a majority of the then outstanding shares, conduct the following:
          1. Amend the Declaration of Trust, except for amendments which do not adversely affect the rights, preferences and privileges of Shareholders, including amendments to provisions relating to Trustee qualifications, fiduciary duty, liability and indemnification, conflicts of interest, investment policies or investment restrictions;
          2. Sell all or substantially all of the REIT’s assets other than in the ordinary course of the

REIT’s business or in connection with liquidation and dissolution;
          3. Cause the merger or other reorganization of the REIT; or
          4. Dissolve or liquidate the REIT, other than before the initial investment in property.
          Limitation on Total Operating Expenses. The Declaration of Trust provides that, subject to the conditions described in the following paragraph, the Total Operating Expenses of the Trust shall not exceed in any fiscal year the greater of two percent (2%) of the average invested assets of the trust during such fiscal year or twenty-five percent (25%) of the Trust’s net income during such fiscal year.
          The Independent Trustees may determine that a higher level of total operating expenses is justified for such period. Within sixty (60) days after the end of any fiscal quarter of the Trust for which total operating expenses (for twelve (12) months then ended) exceed both two percent (2%) of Average Invested Assets and twenty-five percent (25%) of Net Income as described above, the Declaration of Trust hereby provides that there shall be sent to the Shareholders a written disclosure of such fact including an explanation of the conclusions of the Board of Trustees. In the event the Total Operating Expenses exceed the limitations described above and if the Trustees are unable to conclude that such excess was justified then, within sixty (60) days after the end of the Trust’s fiscal year, the Trustor shall reimburse the Trust the amount by which the Total Operating Expenses paid or incurred by the Trust exceed the limitation.
          Access to Records. The Declaration of Trust includes provisions regarding Shareholders’ access to records of the Trust. These provisions, which are herewith set forth in this Declaration of Trust, include: (a) when an appropriate request is made, prepaid copies of the specific business records limited to those that a shareholder in a North Dakota business corporation is entitled to receive as provided for in Section 10-19.1-84 of the North Dakota Century Code; (b) the Trust will maintain an alphabetical list of Shares of Beneficial Interest owners and update it at least quarterly and make it available for inspection by Shareholders and their agents at the Trust’s principal executive office; (c) the Trust will copy (with reasonable copying expense charged to the requesting Shareholder) the Shareholder list and mail it to any Shareholder requesting it (for purposes including, without limitation, matters relating to the Shareholder’s voting rights and the exercise of the Shareholder’s rights under then existing proxy rules, and (d) if the Trust neglects or refuses to exhibit or produce or mail the Shareholder list as requested, the Trust will be liable for costs, including attorney’s fees incurred by, and for actual damages suffered by the Shareholder for compelling production of the Shareholder list. It shall be a defense that the actual purpose and reason for the request is for the Shareholder to sell the list or use the same for commercial purpose other than in the interest of the Shareholder as a Shareholder relative to the affairs of the Trust.
          Voting of Shares Owned by Trustees and the Trustor. The Trustor and Trustees and their affiliates may not voice or consent on matters submitted to Shareholders regarding removal of the Trustor, the Trustees or their affiliates, or regarding any transaction between the Trust and any of them.
          Prospectus a Part of this Declaration of Trust. A definitive Prospectus dated November       , 2002, which describes in detail the terms and conditions of the offering of Shares to potential investors, and said document is incorporated herein by reference.
          This Trust Agreement need not be placed on record in the Register of Deeds office of the county in which the land is situated or elsewhere; however, the recording of the same shall not be considered as notice of the rights of any person hereunder, derogatory to the title or powers of said Trustees. This Trust intends to register pursuant to the provisions of Chapter 30.1-32 of the North Dakota Century Code in Ward County, North Dakota, and in accordance with Title 10 of the North Dakota Century Code with the North Dakota Secretary of State.